#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

February 25, 2011

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorato Resources Inc.
Form 20-F for Fiscal Year Ended January 31, 2010
Filed August 24, 2010
File No. 000-33299

Dear Mr. Owings:

            On behalf of Dorato Resources Inc. (the “Company”), this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 28, 2011 (the “Comment Letter”) relating to the above-referenced annual report (the “Form 20-F”). Set forth in italicized print below are the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s responses.

Form 20-F for Fiscal Year Ended January 31, 2010

General

1.	Please provide page numbers for your filing.

Response:

The Company has amended the Form 20-F to include page numbers.

2.

We note several of your press releases contain disclosure regarding adjacent or other properties on which your company has no right to explore or mine. Please accompany such disclosure with a cautionary disclaimer similar to the following:

“This press release contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the Securities and Exchange Commission. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

Response:

The Company will include this disclaimer in future press releases containing disclosure regarding adjacent or other properties on which the Company has no right to explore or mine under the heading “Cautionary Statement”. The Company has included a similar disclaimer on the webpage entitled “Disclaimer” on its website. The Company’s website is available at http://www.doratoresources.com.

3.

In an appropriate section of your filing, please provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. In your response please indicate the location of this disclosure.

Response:

The Company has amended the Form 20-F to include a brief description of the QA/QC protocols as it relates to the Company’s exploration plans on page 33 of the Form 20-F, as amended.

Item 3A. Selected Financial Data

4.

Please revise to present Selected Financial Data for all years in Canadian dollars for comparative purposes. Your current disclosure does not present comparable information for the full five years. Refer to Item 3.A of Form 20-F.

Response:

The Company has amended the Form 20-F to omit the presentation of selected financial data for the earliest two fiscal years of the five most recent fiscal years in Item 3.A because such financial data cannot be restated in Canadian dollars, the Company’s reporting currency, without unreasonable effort or expense, as disclosed on page 9 of the Form 20-F, as amended.

5.

Please revise to provide historical exchange rates at the end of each period and the high and low exchange rates for each period, for each of the last five years. Please provide this information in addition to, not in lieu of, the average exchange rates you provided. Refer to Item 3.A of Form 20-F.

Response:

The Company has amended the Form 20-F to include the historical exchange rates at the end of each period and the high and low exchange rates for each period, for each of the last five years on page 11 of the Form 20-F, as amended.

4.B Business Overview

6.

We note your disclosure “The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties are beyond the preliminary exploration stage. There are currently no identified mineral resources or mineral reserves on any of the Company’s mineral properties.” We also note that you have presented in detail the results of your exploration under disclosure for “Property, Plants and Equipment.” Please revise your discussion of your exploration for each property to explain the meaning of the information in lay terms to indicate whether there are mineral resources that may be commercialized.

Response:

The Company has amended the Form 20-F to include an explanation of the meaning of the exploration results for each property on pages 30, 32 and 33 of the Form 20-F, as amended. The Company has also amended its disclosure under the heading “Cobrecon Porphyry Target” to remove the reference to “potential resources”.

Item 4.D Property, Plants and Equipment

Cobrecon Porphyry Target

7.

In this section of your filing you state “Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes @ approximately 1 g/t Au, 0.12% Cu).” Please remove your resource disclosure until the resource is supported by an appropriate technical report as required by section 4.2(b) of National Instrument 43-101.

Response:

The Company has amended the Form 20-F to remove the above-mentioned resource disclosure.

Planned Work

8.	Please disclose a detailed exploration schedule and budget for your mineral properties pursuant to Section (B)(4)(i) of Industry Guide 7.

Response:

The Company has amended the Form 20-F to include a detailed exploration schedule and budget for its mineral properties on page 33 of the Form 20-F, as amended.

Item 5. Operational and Financial Review and Prospects

9.

Please expand this section to discuss any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company’s operations or investments. See Form 20-F, Item 5.A.4.

Response:

The Company previously provided a description of the material effects of government regulation on the Company’s business under the heading “Effects of Government Regulation” in Item 4.B of the Form 20-F. The Company has amended the Form 20-F to include, under Item 5, an amended and supplemented description of the material effects of government regulation on the Company’s business that addresses any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments, on pages 35 – 37 of the Form 20-F, as amended.

6.A Directors and Senior Management

Conflicts of Interest

10.	We note that in the chart you have provided that you list both Messrs. Drescher and Cruise as the CEO, President and Director of Trevali Resources Corporation. Please reconcile your disclosures.

Response:

The Company has amended the Form 20-F to correctly list only Mr. Cruise as the CEO, President and Director of Trevali Resources Corporation, on page 41 of the Form 20-F, as amended.

Item 6.B Compensation

Executive Compensation

11.

In this section of your filing you disclose compensation paid to your Chief Executive Officer and your Chief Financial Officer through consulting companies owned by your Chief Executive Officer and your Chief Financial Officer. We note also the description under “Related Party Transactions. Expand the disclosure to describe the terms in more detail including the nature of the “financial consulting services” to be provided.

Response:

The Company has amended the Form 20-F to include a more detailed description of the terms under which the Company’s Chief Executive Officer and Chief Financial Officer provide services to the Company through consulting companies owned by such officers on pages 42 and 48 of the Form 20-F, as amended.

7.B Related Party Transactions

12.

We note your disclosure “Except as noted below or as described elsewhere in this annual report.” Please revise this sentence to refer only to the disclosures in 7.B. and not to disclosures elsewhere in your annual report.

Response:

The Company has amended the Form 20-F to refer only to the disclosures in Item 7.B and not to disclosures elsewhere in its annual report on page 48 of the Form 20-F, as amended.

9. The Offer and Listing

13.	Please define the NEX and TSX.

Response:

The Company has amended the Form 20-F to include definitions of “NEX” and “TSX.V” in Item 9 on page 49 of the Form 20-F.

Item 15T. Controls and Procedures

Changes in Internal Control over Financial reporting

14.

We note your disclosure that no changes occurred in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, except for the introduction of an Inter-corporate and Conflict of Interests Policy in June, 2009 as a result of an unauthorized loan to a related company which occurred in your 2009 fiscal year and which is discussed elsewhere in this annual report. Please note that it is not appropriate to indicate that there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting “except for” certain changes. You should revise your disclosure to state either that there were no such changes or alternatively to state that there were such changes and to describe the nature of such changes.

Response:

The Company has amended the Form 20-F to state that a change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting for the applicable period and include a description of the nature of such change on page 67 of the Form 20-F, as amended.

Item 17. Financial Statements

Auditors’ Report

15.

We note that the third paragraph of the auditors’ report opines that your financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States)(PCAOB). Since the standards of the PCAOB relate to the planning and performance of the audit, please explain what your auditors are trying to convey by the inclusion of this language in the opinion paragraph. Please revise to only refer to the auditing standards in the second paragraph of the auditors’ report or advise.

Response:

The Company has amended the Form 20-F to include a revised auditors’ report which only refers to the PCAOB auditing standards in the second paragraph of such report.

Note 6. Mineral Property Interests

16.

We note your disclosure in Item 4.B under the sub-heading “Royalty Agreement with Franco-Nevada” that you entered into a royalty agreement dated August 18, 2008, as amended March 30, 2009, with Franco-Nevada, wherein Franco-Nevada agreed to purchase 1,500,000 common shares at a price of $1.70 per common share. We further note your disclosure that this price represented a 15% premium over the 20 day average market price of your stock prior to the date the agreement was announced. We further note that in connection with this sale of stock it appears you gave Franco-Nevada certain rights to participate in all of your subsequent financings for a period of two years. Per Note 6, you entered into a royalty option agreement with Franco-Nevada on July 18, 2008 whereby you agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver that may be produced from your Taricori and surrounding land packages. Please tell us how your disclosure in Item 4.B relates to your disclosure here in Note 6, how you accounted for the grant of the royalty option under Canadian GAAP, and how your accounting is in accordance with U.S. GAAP.

Response:

Royalties based on specific volumes of sales are explicitly exempted from being treated as a derivative instrument in accordance with Section 3855.07(m) and 3855.10 of the Canadian Institute of Chartered Accountants (“CICA”) handbook. The sections state the following:

.07

An entity, other than a non-publicly accountable enterprise, as defined in DIFFERENTIAL REPORTING, paragraph 1300.02, or a not-for-profit organization, as defined in FINANCIAL STATEMENT PRESENTATION BY NOT- FOR-PROFIT ORGANIZATIONS, paragraph 4400.02, applies this Section to all types of financial instruments except the following:

	(m)	Contracts that require a payment based on specified volumes of sales or service revenues of one of the parties to the contract and that are not traded on an exchange (see paragraph 3855.10).

.10

The exception in paragraph 3855.07(m) is intended to apply to contracts with settlements based on the volume of items sold or services rendered (for example, royalty agreements). It is not intended to apply to contracts based on changes in sales or revenues due to changes in market prices.

As such no accounting treatment was given to the royalties under Canadian GAAP.

In accordance with US GAAP, Codification statement 815-10-15-59 provides the same exemption, which states:

(d)	Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:

d.

Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)

As such, no accounting treatment was given to the royalties under US GAAP either.

The disclosure in Item 4B has been amended on page 24 to agree to the disclosure in Note 6 of the Form 20-F, as amended.

Exhibit 12.1 and 12.2

17.

We note that each of your certifications has been executed by an officer of the company. However, under each officer’s name you have also included the name Karim Jobanputra. Please advise why you have included Mr. Jobanputra’s name in your certifications. Please revise to also include your officer’s titles below their signatures.

Response:

The Company included Mr. Jobanputra’s name in the officer certifications filed with the Form 20-F in error. The Company has filed officer certifications with the Form 20-F, as amended, that include the appropriate names and titles of the Company’s officers below their signatures.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith J. Henderson
Keith J. Henderson
President and Chief Executive Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP